Ballard Power Systems Inc.

News Release

Ballard Launches FuelWorksTM
Fuel Processing Center of Excellence Established With University of Maryland and Army Research Laboratory

•	FuelWorksTM is a new center of excellence for development of fuel processing technology, to enable operation of fuel cell products with non-hydrogen fuels

•	This initiative leverages the ongoing efforts of Ballard, the University of Maryland and U.S. Department of Defense

For Immediate Release – April 27, 2010

COLLEGE PARK, MD and VANCOUVER, CANADA – Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) today announced the launch of a new center of excellence for the advancement of fuel processing technology, with founding partners University of Maryland (UMD) and U.S. Department of Defense Army Research Laboratory (ARL). The new center – named FuelWorksTM – will be located at the University of Maryland in College Park.

FuelWorksTM has a mandate to develop technologies enabling fuel cells to operate with fuels such as JP-8, diesel, natural gas as well as LPG. It will be open to industry, academia and government agencies, providing a forum for collaboration to advance fuel-reforming technology for military and commercial applications. The center of excellence will leverage the on-going collaboration among highly skilled scientific and technical staff from UMD, Ballard and Army Research Laboratory.

“Ballard is committed to accelerating the implementation of flexible fueling approaches for fuel cell generators,” said Michael Goldstein, Ballard’s Chief Commercial Officer. “This capability is especially important for developing countries that can benefit from clean fuel cell power.”

At FuelWorksTM, collaboration will advance the operation of fuel cells using hydrogen extracted from military logistics fuels, specifically JP-8/DF-2 fuels. Success will ensure low-noise and low-heat signatures, together with very high efficiency operation, which are desirable properties for military tactical generators. Related advancements in fuel processing are also expected to have direct commercial applicability for residential, commercial, mobile and utility applications. Ballard intends to apply its substantial intellectual property portfolio of over 2,000 patents and licenses.

Ballard will also continue its active participation in UMD’s Center for Environmental Energy Engineering (CEEE), an industry-sponsored consortium of public and private organizations collaborating on clean energy solutions for portable and distributed power.

Reinhard Radermacher, Director of CEEE and Professor of Mechanical Engineering at the University of Maryland noted “FuelWorksTM will build on existing expertise at CEEE and, through collaboration between Ballard and other partners, it will address critical research needs for fuel cells operating in various applications, using existing and emerging fuels.”

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. To learn more about Ballard, please visit www.ballard.com.

Further Information
Investor Relations:	Lori Rozali +1.604.412.3195 investors@ballard.com	Public Relations:Guy McAree +1.604.412.7919 media@ballard.com